Free Writing Prospectus

Filed Pursuant to Rule 433 Relating to Prospectus Dated December 19, 2011 Registration Statement No. 333-177282

NOW YOU CAN INSURE YOUR RETIREMENT INCOME

INSURANCE CHECKLIST

HEALTH LIFE RETIREMENT

The RetireOne Transamerica Solution

RetireOne


ADD INCOME GUARANTEE TO:
FUNDS
ETFs

ADD GUARANTEED INCOME PROTECTION TO YOUR MUTUAL FUND AND ETF PORTFOLIO

When it comes to protecting what's most important in your life, you know that health and life insurance are two of the most important investments you can make to guard against risk. But did you know that one of the biggest threats that Americans face today is not having enough money to last through retirement? That's why it makes sense to insure your retirement income as well.

The RetireOne Transamerica solution, a fixed contingent annuity, offers protection from the potential of outliving your money. This innovative solution uses your eligible assets to provide a guaranteed retirement-income stream for life, as well as the opportunity for your Registered Investment Advisor (RIA) to manage your assets in a portfolio of mutual funds and ETFs.

If your portfolio increases in value, the amount of guaranteed withdrawals (Coverage Amount) can increase. Yet you still have protection against market loss, because if these same investments decline due to poor market performance, your Coverage Amount, once you Lock-In, will not decline. You get up-market opportunity with down-market protection.

The risks to a secure and comfortable retirement have never been greater. But the RetireOne Transamerica solution can help you protect your future from those risks. Of course, the benefit payments are backed by the claims-paying ability of Transamerica Advisors Life Insurance Company.

THE RISKS TO RETIREMENT INCOME

Individuals entering retirement encounter a number of new challenges, but there are three major risks common to almost everyone:

LONGEVITY RISK

Have I saved enough for my retirement income to last 30 years or more?

INFLATION RISK

Can my retirement income keep up with inflation?

SEQUENCE OF RETURNS RISK

Is my retirement income able to overcome a bear market before retirement?

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

Here's how the RetireOne Transamerica solution can protect you against these risks:

1.0 LONGEVITY RISK

Today's retirees are living longer than ever. At age 65, men have a 50% chance they'll live until 88 and a 25% chance they'll live until 95; women have a 50% chance they'll live until 90 and a 25% chance they'll live until 95.

A healthy couple of ages 65 has a 50% chance of at least one spouse living beyond 92 and a 25% chance one will live beyond 97. That means there's a strong possibility the retirement income of you or your spouse will need to last 30 years or more!

THE RETIREONE TRANSAMERICA SOLUTION GUARANTEES YOUR RETIREMENT INCOME WILL LAST FOR LIFE.

When you choose to purchase the RetireOne Transamerica solution, you can determine how much guaranteed retirement income you will need. This amount reflects the minimum initial Coverage Amount you are guaranteed for life upon the Lock-In Date, no matter how long you live (assuming excess withdrawals are not taken). While the amount you can withdraw can potentially increase, it will never decline due to poor market performance, even if the value of your Covered Asset Pool, which comprises the value of the eligible assets, falls to zero. That is when Transamerica begins making insurance payments to you equal to your Coverage Amount.

AVERAGE LIFESPAN OF A RETIREE



25% chance
of living until
Male 95
Female 95
25% chance
of one spouse living until
Couple 97
50% chance
of living until
Male 88
Female 90
50% chance
of one spouse living until
Couple 92
OR
Male 65
Female 65
Couple 65

Derived from Annuity 2000 mortality table projected for improvement using projection scale G and Wharton Financial Institutions Center Policy Brief: Personal Finance, Investing Your Lump Sum at Retirement by David F Babbel and Craig B. Merrill. August 14, 2007.

877.575.ARIA(2742)

3

RETIREONE



2.0 INFLATION RISK

Frequently called the silent risk, inflation can devastate the purchasing power of retirement portfolios. For example, an inflation rate of 3% reduces the buying power of a retiree by 45% over 20 years. Investors and their RIAs should consider an asset allocation that protects the investor's nest egg while still offering growth that can outpace inflation.

HEDGE FOR INFLATION WITH THE RETIREONE TRANSAMERICA SOLUTION

The RetireOne Transamerica annuity's innovative design and features provide a good long-term hedge against the ravages of inflation during retirement in THREE ways:

2.1 MARKET PARTICIPATION

Through your advisor, you can invest a portion of your eligible underlying assets in the stock market — potentially realizing the higher returns that equities traditionally have provided over the long term compared to fixed-income investing.

2.2 ANNUAL STEP-UP OPPORTUNITIES

Using the "Quarterversary" feature (see page 7), if your portfolio performs well, you can capture market gains to grow the future amount you can withdraw annually.

2.3 RISING INTEREST RATE PROTECTION

Once you begin taking guaranteed-income withdrawals, your Coverage Amount can increase when the 10-Year U.S. Treasury Bond yield increases.

Stocks provide growth to outpace inflation (CPI)[1]

Asset class compound annual returns before and after inflation 1926-2008


12%
10%
8%
6%
4%
2%
Before Inflation
After Inflation
9.6
6.4
5.7
2.6
3.7
0.7
Stocks
Bonds
Cash

1 Keep in mind that an investment cannot be made directly in an index, and past performance is no guarantee of future results. This is for illustrative purposes only and not indicative of any investment. The data assumes reinvestment of all income and does not account for taxes or transaction costs. Government bonds and Treasury bills are guaranteed by the full faith and credit of the United States government as to the timely payment of principal and interest, while stocks are not guaranteed and have been more volatile than the other asset classes.

Source: Stocks—Standard & Poor's 500®, an unmanaged group of securities that is considered to represent the stock market in general; Bonds—5-year U.S. Government Bond; Cash—30-day U.S. Treasury Bill; Inflation—Consumer Price Index.

4

aria4retirement.com

3.0 ADVERSE SEQUENCE OF RETURNS RISK

NEGATIVE RETURNS EARLIER IN RETIREMENT HAVE A MORE SEVERE IMPACT ON YOUR PORTFOLIO THAN LATER IN RETIREMENT

ASSUMPTIONS:

» The client starts with a $1 million investment portfolio at the onset of retirement.

» In both scenarios, a simple average annual return of 5 percent was generated over a 14-year period.

» 5 percent of initial capital is withdrawn annually.

SCENARIO A- NEGATIVE RETURNS IN EARLY YEARS »

END OF YEAR	RATE OF RETURN	ENDING VALUE	WITHDRAWAL AT START OF YEAR	ENDING VALUE LESS WITHDRAWAL
1	-37%	$630,000.00	$ 50,000	$580,000.00
2	-21%	$458,200.00	$ 50,000	$408,200.00
3	14%	$465,348.00	$ 50,000	$415,348.00
4	-2%	$407,041.04	$ 50,000	$357,041.04
5	7%	$382,033.91	$ 50,000	$332,033.91
6	0%	$332,033.91	$ 50,000	$282,033.91
7	4%	$293,315.27	$ 50,000	$243,315.27
8	10%	$267,646.80	$ 50,000	$217,646.80
9	11%	$241,587.94	$ 50,000	$191,587.94
10	0%	$191,587.94	$ 50,000	$141,587.94
11	9%	$154,330.86	$ 50,000	$104,330.86
12	11%	$115,807.25	$ 50,000	$65,807.25
13	27%	$83,575.21	$ 50,000	$33,575.21
14	37%	$45,998.04	$ 45,998.04	($0)

SCENARIO B- NEGATIVE RETURNS IN LATER YEARS »

END OF YEAR	RATE OF RETURN	ENDING VALUE	WITHDRAWAL AT START OF YEAR	ENDING VALUE LESS WITHDRAWAL
1	37%	$1,370,000.00	$ 50,000	$1,320,000.00
2	27%	$1,676,400.00	$ 50,000	$1,626,400.00
3	11%	$1,805,304.00	$ 50,000	$1,755,304.00
4	9%	$1,913,281.36	$ 50,000	$1,863,281.36
5	0%	$1,863,281.36	$ 50,000	$1,813,281.36
6	11%	$2,012,742.31	$ 50,000	$1,962,742.31
7	10%	$2,159,016.54	$ 50,000	$2,109,016.54
8	4%	$2,193,377.20	$ 50,000	$2,143,377.20
9	0%	$2,143,377.20	$ 50,000	$2,093,377.20
10	7%	$2,239,913.61	$ 50,000	$2,189,913.61
11	-2%	$2,146,115.33	$ 50,000	$2,096,115.33
12	14%	$2,389,571.48	$ 50,000	$2,339,571.48
13	-21%	$1,848,261.47	$ 50,000	$1,798,261.47
14	-37%	$1,132,904.73	$ 50,000	$1,082,904.73

Disclaimer: This example is hypothetical and is for illustrative purposes only. It is not meant to represent performance of any particular investment. It solely demonstrates the impact of "sequence of returns" risk.

REDUCE VOLATILITY AND SEQUENCE OF RETURNS RISK WITH THE RETIREONE TRANSAMERICA SOLUTION

While a bear market cannot be controlled, you can mitigate the effect it can have on your retirement income. The RetireOne Transamerica annuity provides a lifetime income benefit. On the Lock-In Date, the Coverage Amount you establish is your future retirement income. It is protected from market declines. You're guaranteed this amount for life – regardless of investment performance. This amount can also increase should your portfolio assets increase in value through market performance.

877.575.ARIA(2742)

5

RetireOne

GUARANTEED RETIREMENT INCOME MADE SIMPLE

The RetireOne Transamerica solution uses your existing, eligible retirement assets to provide a guaranteed retirement-income stream for life. It can help you maintain your lifestyle in retirement by offering opportunity in up-markets and a steady, reliable income when the market is down.

GETTING STARTED IS AS EASY AS...

1. **Use part of your retirement savings to fund and build a portfolio of mutual funds and ETFs.**

   Your advisor will work with you to build and manage your portfolio in a custodial account that remains under your control.

2. **Work with an Aria representative to choose a Coverage Amount for your RetireOne Transamerica guarantee.**

   This locks in a minimum guaranteed lifetime-income stream based on your Covered Asset Pool managed by your advisor. That income will be paid to you should you need it from the insurance company.

3. **Your income stream has the potential to grow in an up-market environment.**

   Yet the Coverage Amount under your annuity guarantee is secure regardless of market performance. You have access to your custodial account at all times. See page 10 for an explanation of how the Coverage Amount is affected by excess withdrawals.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

6 aria4retirement.com

A CLOSER LOOK AT HOW THE RETIREONE TRANSAMERICA SOLUTION CAN HELP GROW YOUR RETIREMENT INCOME THREE WAYS

You want to have enough money for as long as you live. The RetireOne Transamerica solution protects your retirement income by locking in a Coverage Percentage of 4–8 percent for life, depending on the 10-Year U.S. Treasury Bond Yield and your age at Lock-In.

You also want to have a comfortable retirement and lifestyle. The RetireOne Transamerica solution helps your retirement income grow in three ways:

1. MARKET PARTICIPATION AND ANNUAL STEP-UPS

To allow the potential for your guaranteed income to increase, the RetireOne Transamerica annuity lets you participate in the markets using your investment portfolio of funds and ETFs. If, prior to the Lock-In Date, the market goes up and your investments perform well, the "Quarterversary" feature annually steps up your Coverage Base to the highest of 4 quarterly "watermarks" in the past year. Your highwater mark will be used to calculate the guaranteed amount you can count on for the rest of your life.



$1M
$800K
$600K
$400K
$200K
$0K
HIGHEST QUARTERLY VALUE
ELIGIBLE ASSETS
Q1
Q2
Q3
Q4

Quarterversary: How It Works

We look back at your 4 quarterly values based on the date you purchased RetireOne Transamerica – your Quarterversary.



We automatically capture the highest quarterly value and step up your Coverage Base to this new value.

877.575.ARIA(2742)

7

RETIREONE


Withdrawals
Age

2. COVERAGE PERCENTAGES INCREASE WITH AGE

Your annual withdrawal percentage may increase depending on your age at Lock-In:

Age at Lock-In	Coverage Percentage
85	6-8%
80	5.5-7.5%
75	5-7%
70	4.5-6.5%
65	4-6%
60	4-5.5%

3. COVERAGE PERCENTAGES CAN INCREASE WITH INTEREST RATES

Thanks to the RetireOne Transamerica annuity's innovative design, your Coverage Percentage may increase. That's because your Coverage Percentage is based on the closing yield of the 10-Year U.S. Treasury Bond on your Lock-In Date.

Your guaranteed withdrawal is equal to the Coverage Percentage multiplied by your Coverage Base at Lock-In. Any withdrawals before your Lock-In Date will reduce your Coverage Base.

8 aria4retirement.com

IN SHORT, THE RETIREONE TRANSAMERICA SOLUTION DELIVERS AN INCOME YOU CAN DEPEND ON FOR A LIFETIME

With the RetireOne Transamerica solution, you are guaranteed income for the rest of your life – even if your Covered Asset Pool value declines to zero. When your Covered Asset Pool becomes depleted, you will begin receiving guaranteed benefit payments from Transamerica Advisors Life Insurance Company, the insurer (assuming no excess withdrawals have been taken that depleted the Coverage Asset Pool). These payments will continue for your lifetime, providing you honor the terms of the annuity.

Through up and down markets and decades of retirement, this innovative solution may provide security and peace of mind when you need it most.

THE RETIREONE TRANSAMERICA SOLUTION PROTECTS AND GROWS YOUR INCOME THROUGHOUT RETIREMENT



Initial Contribution
• Assets invested in mutual funds and ETFs
• Initial Coverage Base calculated
Coverage Base at Lock-In
• Includes any Quarterversary step-ups
Step-ups Can Continue During Withdrawals
Lifetime
Withdrawals Begin
• Take guaranteed-income withdrawals equal to your Coverage Amount
• Assets remain invested in custodial account
Payments from Transamerica Begin
• Covered Asset Pool value now $0
• Guaranteed-income payments from the insurer

For illustration purposes only. Withdrawals illustrated in annual increments.

877.575.ARIA(2742)

9

QUESTIONS YOU MAY HAVE

» HOW IS MY INCOME GUARANTEE CALCULATED?

Your guaranteed withdrawal amount, known as the Coverage Amount, is calculated on the Lock-In Date by multiplying your Coverage Base by the annual withdrawal percentage, known as the Coverage Percentage.

Your Coverage Base is equal to the initial value of your Covered Asset Pool, plus any subsequent contributions and less any adjustments for excess withdrawals. Any step-up to the highest Quarterversary value is automatic and will be used to calculate a Coverage Amount that will be guaranteed your entire lifetime.

» CAN MY INCOME GO UP?

Yes. We understand you want your retirement income to have the potential to keep up with inflation and that unexpected costs can impact your lifestyle in retirement. After you’ve started taking withdrawals, your Coverage Amount can increase if your account of mutual funds and ETFs performed well and increased in value.

You may also increase your guaranteed income by delaying your Lock-In Date. While you can begin taking your guaranteed withdrawal as early as age 60, your Coverage Percentage may increase the longer you wait to begin taking withdrawals. And finally, your Coverage Percentage can increase when interest rates increase. Specifically, when the yield of the 10-Year U.S. Treasury Bond increases, your guarantee percentage may increase as well.

» CAN MY INCOME GO DOWN?

Your account of mutual funds and ETFs may decline, but your Coverage Amount will remain intact for life. Once locked in, your Coverage Amount will never decline as long as your withdrawals don’t exceed your Coverage Amount.

In an event where an excess withdrawal is needed prior to the Lock-In Date, an excess withdrawal will reduce the Coverage Base by the greater of the amount withdrawn and a pro rata amount based on the reduction in the value of the Covered Asset Pool. After the Lock-In Date, your Coverage Amount will be adjusted according to any amount withdrawn in excess of the Coverage Amount.

» WHAT IS THE COST OF THE RETIREONE TRANSAMERICA SOLUTION?

The RetireOne Transamerica solution fee ranges from 1% to 1.75% annually, depending on your investment profile. The fee percentage is also based on contributions into the Covered Asset Pool less any excess withdrawals (Before Lock-In Date: any withdrawal or transfer from the Covered Asset Pool; After Lock-In Date: the amount of any withdrawal in excess of the Coverage Amount allowed in a Certificate Year). The fee may increase (subject to a maximum of 75 basis points). Of course, additional fees may apply that are imposed in connection with advisory and other services or investment charges.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

10 877.575.AR IA(2742)

» ARE MY COVERED ASSETS INVESTED IN A VARIABLE ANNUITY?

No. This unique design allows your assets to be invested in a custodial account of mutual funds and ETFs. However, the combination of your portfolio of mutual funds and ETFs with the RetireOne Transamerica solution also provides guaranteed retirement income.

What makes the RetireOne Transamerica annuity unique is the ability for your advisor to manage your underlying portfolio of mutual funds and ETFs to help grow your income stream. Moreover, the flexibility and cost structure distinguish the RetireOne Transamerica solution from other products that provide an income guarantee.

» CAN I GET ACCESS TO MY MONEY IF I NEED IT?

Yes. According to the terms of their custodial account, investors have access to their account of mutual funds and ETFs at all times.

» IF I AM MARRIED, IS THE INCOME JUST FOR ME OR BOTH ME AND MY SPOUSE?

When you lock in, you can choose to have joint coverage, which guarantees payment for both you and your spouse. The joint feature does not have an additional cost; however, your Coverage Percentage is reduced by one half of a percent.

» HOW DO I PURCHASE THE RETIREONE TRANSAMERICA SOLUTION?

Your advisor will refer you to Aria to help determine the guarantee that best fits your retirement income needs. Upon your review and approval, your advisor will use your designated retirement savings to fund and build a portfolio of mutual funds and ETFs to which Aria will add the income guarantee. Your RIA will continue to manage your portfolio. It’s really that simple.

If you don’t have an RIA, but are interested in this retirement solution, simply contact Aria and we will refer you to an advisor near you.

» WHAT MUTUAL FUNDS AND ETFs ARE APPROVED FOR USE WITH THE RETIREONE TRANSAMERICA SOLUTION?

The list of eligible mutual funds and ETFs consist of leading money managers such as DFA, Vanguard, iShares, Pimco, American Funds and other industry-leading investment managers. The eligible assets available will continue to evolve.

Please speak with your Advisor Support Representative to acquire the most current list and/or to suggest others for inclusion in the RetireOne Transamerica annuity.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

aria4retirement.com 11

IMPORTANT INFORMATION ABOUT SALBs

Annuities that work like a Standalone Living Benefit ("SALB") can play an important role in your retirement plan, but they are not for everyone. Before investing, you and your Aria representative should discuss aspects that affect the appropriateness for your situation, including cost, investment timeframe and other retirement assets you may have. An Aria registered representative can help you determine whether this annuity may be appropriate for you.

IMPORTANT INFORMATION ABOUT RETIREONE TRANSAMERICA

The RetireOne Transamerica annuity is a fixed contingent annuity issued by Transamerica Advisors Life Insurance Company of Little Rock, AR.

Restrictions, Coverage Amount, Coverage Base, Fees and Taxation

The RetireOne Transamerica solution requires an investor's holdings to remain fully invested in certain specified investments ("Eligible Assets"). It does not guarantee Eligible Asset performance and does not guarantee against a loss of principal. Ownership of the Eligible Assets on which the guarantee is based remains with the investor and can be accessed at any time, but withdrawals in excess of those permitted under the certificate terms will diminish or eliminate future guarantees.

An investor's initial coverage amount is established when they select a Lock-In Date. It may be no earlier than the date the investor or, should joint life coverage be elected, the investor's spouse (if younger) turns 60.

The Coverage Base on the Lock-In Date determines the initial Coverage Amount. Prior to the Lock-In Date, on each certificate anniversary, the Coverage Base will be the greater of 1) the current Coverage Base; 2) the value of the Covered Asset Pool on the Certificate Anniversary; or 3) if there have been no withdrawals during the preceding Certificate Year, the value of your Covered Asset Pool as of any Quarterversary during the immediate preceding Certificate Year.

After the Lock-In Date, but before the insured event, the Coverage Amount is calculated on each Certificate Anniversary and is the greater of 1) the current coverage amount or 2) the current value of the Covered Asset Pool on the Certificate Anniversary multiplied by the current Coverage Percentage. The insured event is when the value of the Covered Asset Pool is depleted according to the terms of the Certificate.

The RetireOne Transamerica annuity fee ranges from 1% to 1.75% annually depending on your investment profile and is based on the aggregate value of the Covered Assets. The fee is assessed quarterly. The fee can increase with in-force policies (subject to a maximum range of 1.75% to 2.50%). This fee is in addition to any charges that are imposed in connection with advisory and other services or charges (including sales loads or brokerage commissions) imposed by (or in connection with) the Eligible Assets in which you are invested as well as any fees that apply if used with an IRA.

Benefit payments are subject to ordinary income tax. If the investor's Covered Asset Pool is depleted to zero, due to other than an excess withdrawal, Transamerica Advisors Life Insurance Company makes payments based solely on its claims-paying ability, provided that the purchaser honors the terms of the annuity.

The annuity has no cash value, surrender value or death benefit. You may never receive the benefits available under the annuity, because the Eligible Assets may perform well enough that it is never reduced to zero.

The annuity will terminate and no benefit payments will be made if 1) withdrawals are made in excess of those permitted, which reduces the Coverage Base or Coverage Amount to zero; 2) the annuity fee is not paid; or 3) assets are not allocated exclusively to Eligible Assets. See prospectus for more information on termination of the annuity.

IMPORTANT INFORMATION

The guaranteed lifetime payments are backed by the claims-paying ability of Transamerica Advisors Life Insurance Company. They are not backed by any other entity, including the administrator, the broker/dealer from which this annuity is purchased, the insurance agency from which this annuity is purchased, or any affiliates of those entities. In addition, none make any representations or guarantees regarding the claims-paying ability of Transamerica Advisors Life Insurance Company. Guarantees do not apply to the mutual funds or ETFs.

The RetireOne Transamerica annuity is underwritten by Transamerica Capital, Inc. The annuity may not be available in all states or markets. Features and benefits may vary by state and market. In some states the annuity is issued as an individual contract instead of a group certificate. Certificate Form SALB-CERT-DE0811 and Contract Form SALB-IC-0811 (may vary by state), SALB-CERT-DE 0811 (OR).

Annuities may lose value and are not bank deposits, are not FDIC insured, and are not insured or endorsed by a bank or any government agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR and the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-575-ARIA (2742).

Insurance policies are sold by Aria Retirement Solutions, Inc. doing business in California as Aria Insurance Solutions, Inc. (San Francisco, CA), a licensed insurance agency (CA License #0H44773). Insurance policies may not be available in all states.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

aria™ RETIREMENT SOLUTIONS

877.575.ARIA (2742)
aria4retirement.com